PURCHASE AGREEMENT

among

ESAB CORPORATION

and

THE PURCHASERS PARTY HERETO

TABLE OF CONTENTS

Page

SCHEDULE A – Schedule of Purchasers

EXHIBIT A – Form of Certificate of Designations for the Series A Mandatory Convertible Preferred Stock

EXHIBIT B – Form of Registration Rights Agreement

PURCHASE AGREEMENT

This PURCHASE AGREEMENT, dated as of February 2, 2026 (this "Agreement"), is entered into by and among ESAB Corporation, a Delaware corporation ("ESAB" or the "Company"), and each of the purchasers set forth in Schedule A hereto (the "Purchasers").

RECITALS:

WHEREAS, ESAB entered into a Share Purchase Agreement, dated as of January 31, 2026 (the "SPA"), to purchase all of the outstanding equity interests of Eddyfi Holding Inc. (the "Acquisition");

WHEREAS, ESAB desires to sell the Purchased Securities (as defined below) and the Purchasers desire to purchase from ESAB the Purchased Securities, in accordance with the provisions of this Agreement;

WHEREAS, ESAB intends to use a portion of the net proceeds from the issuance and sale of the Purchased Securities to fund a portion of the cash consideration payable for the Acquisition; and

WHEREAS, ESAB has agreed to provide the Purchasers with certain registration rights with respect to the Purchased Securities acquired pursuant hereto.

NOW THEREFORE, in consideration of the mutual covenants and agreements set forth herein and for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, ESAB and each of the Purchasers, severally and not jointly, hereby agree as follows:

ARTICLE I
DEFINITIONS

Definitions. As used in this Agreement, the following terms have the meanings indicated:

"Affiliate" means, with respect to a specified Person, any other Person, directly or indirectly controlling, controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control" (including, with correlative meanings, "controlling," "controlled by" and "under common control with") means the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; provided however, that ESAB and the Purchasers shall not be considered Affiliates for purposes of this Agreement.

"Agreement" has the meaning set forth in the introductory paragraph of this Agreement.

"Allocated Purchase Price" means with respect to each Purchaser, the dollar amount set forth opposite such Purchaser's name under the heading "Allocated Purchase Price" on Schedule A hereto.

"Antitrust Law" means the HSR Act and all other Laws that are designed or intended to prohibit, restrict or regulate actions, including transactions, acquisitions and mergers, having the purpose or effect of creating or strengthening a dominant position, monopolization, lessening of competition or restraint of trade.

"Business Day" means any day other than a Saturday, Sunday, any federal legal holiday or day on which banking institutions in the State of New York are authorized or required by Law or other governmental action to close.

"Certificate of Designations" shall have the meaning specified in Section 2.04(b)(iii).

"Closing" shall have the meaning specified in Section 2.03.

"Closing Date" shall have the meaning specified in Section 2.03.

"Code" means the Internal Revenue Code of 1986, as amended.

"Common Stock" means the common stock, par value $0.001 per share, of ESAB.

"DGCL" means the General Corporation Law of the State of Delaware.

"Environmental Laws" means all foreign, federal, state, or local statutes, regulations, ordinances, codes, or decrees protecting the quality of the ambient air, soil, surface water or groundwater, in effect as of the date of this Agreement.

"Environmental Permits" means all permits, licenses, registrations, and other authorizations required under applicable Environmental Laws.

"ESAB" has the meaning set forth in the introductory paragraph of this Agreement.

"ESAB Bylaws" means ESAB's Amended and Restated Bylaws, as amended from time to time.

"ESAB Charter" means ESAB's Amended and Restated Certificate of Incorporation, as amended from time to time.

"ESAB Financial Statements" shall have the meaning specified in Section 3.03(a).

"ESAB SEC Documents" shall have the meaning specified in Section 3.03(a).

"Equity Plan" shall have the meaning specified in Section 3.02(c).

"Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time, and the rules and regulations of the SEC promulgated thereunder.

"GAAP" means generally accepted accounting principles in the United States of America.

"Governmental Authority" means, with respect to a particular Person, any country, state, county, city and political subdivision in which such Person or such Person's Property is located or which exercises valid jurisdiction over any such Person or such Person's Property, and any court, agency, department, commission, board, bureau or instrumentality of any of them and any monetary authority which exercises valid jurisdiction over any such Person or such Person's Property. Unless otherwise specified, all references to Governmental Authority herein with respect to ESAB means a Governmental Authority having jurisdiction over ESAB, its Subsidiaries or any of their respective Properties.

"HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

"Law" means any federal, state, local or foreign order, writ, injunction, judgment, settlement, award, decree, statute, law (including common law), rule or regulation.

"Lien" means any mortgage, claim, encumbrance, pledge, lien (statutory or otherwise), security agreement, conditional sale or trust receipt or a lease, consignment or bailment, preference or priority, assessment, deed of trust, charge, easement, servitude or other encumbrance upon or with respect to any property of any kind.

"Mandatory Convertible Preferred Stock" means the Series A Mandatory Convertible Preferred Stock having the terms set forth in the Certificate of Designations.

"Material Adverse Effect" means a material adverse effect on the business, properties, condition (financial or otherwise), liquidity, stockholders' equity or results of operations of ESAB and its Subsidiaries, taken as a whole, the validity of the Purchased Securities or the legal authority or ability of ESAB to perform in all material respects its obligations under this Agreement and the SPA.

"NYSE" means the New York Stock Exchange.

"Permitted Transfer" means a Transfer of all or any portion of Purchased Securities to any Affiliate, any limited partner of a Purchaser or any of its Affiliates, or any managed account, investment fund, or other vehicle that is managed or sponsored by the manager or sponsor of a Purchaser, but only if the transferee, to the extent such transferee becomes a direct holder of any Purchased Securities, agrees in writing prior to such Transfer for the express benefit of ESAB (with a copy thereof to be furnished to ESAB) to be bound by the transferor's obligations hereunder with respect to the applicable Purchased Securities.

"Person" means any individual, corporation, company, voluntary association, partnership, joint venture, trust, limited liability company, unincorporated organization, government or any agency, instrumentality or political subdivision thereof or any other form of entity.

"Placement Agents" shall have the meaning specified in Section 4.06.

"Preferred Stock" means the preferred stock, par value $0.001 per share, of ESAB.

"Property" means any interest in any kind of property or asset, whether real, personal or mixed, or tangible or intangible.

"Purchased Securities" means, with respect to each Purchaser, the number of shares of Mandatory Convertible Preferred Stock as set forth opposite such Purchaser's name on Schedule A hereto.

"Purchaser Lock-Up Period" shall have the meaning specified in Section 4.08.

"Purchasers" has the meaning set forth in the introductory paragraph of this Agreement.

"Registration Rights Agreement" means the Registration Rights Agreement, to be entered into on the Closing Date, between ESAB and the Purchasers, in substantially the form attached hereto as Exhibit B.

"Representatives" means, with respect to a specified Person, the officers, directors, managers, employees, agents, counsel, accountants, investment bankers and other representatives of such Person.

"SEC" means the United States Securities and Exchange Commission.

"Securities Act" means the Securities Act of 1933, as amended from time to time, and the rules and regulations of the SEC promulgated thereunder.

"Short Sales" means, without limitation, all "short sales" as defined in Rule 200 promulgated under Regulation SHO under the Exchange Act, whether or not against the box, and forward sale contracts, options, puts, calls, short sales, "put equivalent positions" (as defined in Rule 16a-1(h) under the Exchange Act) and similar arrangements (in each case, whether cash-settled, physically-settled or otherwise), and sales and other transactions through any financial institution.

"Subsidiary" means, as to any Person, any corporation or other entity of which: (i) such Person or a Subsidiary of such Person is a general partner or manager; (ii) at least a majority of the outstanding equity interest having by the terms thereof ordinary voting power to elect a majority of the board of directors or similar governing body of such corporation or other entity (irrespective of whether or not at the time any equity interest of any other class or classes of such corporation or other entity shall have or might have voting power by reason of the happening of any contingency) is at the time directly or indirectly owned or controlled by such Person or one or more of its Subsidiaries; or (iii) any corporation or other entity as to which such Person consolidates for accounting purposes.

"Taxes" means federal, state, provincial, local or foreign taxes of whatever kind or nature imposed by a Governmental Entity, including all interest, penalties and additions imposed with respect to such amounts.

"Tax Returns" means all domestic or foreign (whether national, federal, state, provincial, local or otherwise) returns, declarations, statements, reports, schedules, forms and information returns relating to Taxes, including any amended tax return.

"Transaction Documents" means, collectively, this Agreement, the Certificate of Designations and the Registration Rights Agreement.

"Transfer" shall have the meaning specified in Section 4.08.

"Underlying Securities" means the shares of Common Stock or other securities issuable pursuant to the terms of the Purchased Securities, including the Common Stock issuable upon conversion of the Mandatory Convertible Preferred Stock or as a dividend paid in respect of the Mandatory Convertible Preferred Stock.

Accounting Procedures and Interpretation. Unless otherwise specified herein, all accounting terms used herein shall be interpreted, all determinations with respect to accounting matters hereunder shall be made, and all ESAB Financial Statements and certificates and reports as to financial matters required to be furnished to the Purchasers hereunder shall be prepared, in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited financial statements, as permitted by Form 10-Q promulgated by the SEC) and in compliance as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto.

ARTICLE II
AGREEMENT TO SELL AND PURCHASE

Authorization of Sale of the Purchased Securities. ESAB has authorized the issuance and sale to the Purchasers of the Purchased Securities on the terms and subject to the conditions set forth in this Agreement.

Sale and Purchase. Subject to the terms and conditions hereof, ESAB hereby agrees to issue and sell to each Purchaser, free and clear of any and all Liens (other than the transfer restrictions under applicable federal and state securities laws and other than those arising under the Certificate of Designations or the DGCL), and each Purchaser, severally and not jointly, hereby agrees to purchase from ESAB, such number of Purchased Securities on the Closing Date as set forth on Schedule A, and each Purchaser agrees to pay ESAB its Allocated Purchase Price with respect to such Purchased Securities.

(a) Closing. Subject to the terms and conditions hereof, the consummation of the purchase and sale of the Purchased Securities hereunder (the "Closing") shall take place at 9:00

a.m. Eastern Time, on the date that the Acquisition consummates, at the offices of Gibson, Dunn & Crutcher LLP, 200 Park Avenue, New York, New York, or such other date, time or location as agreed by the parties. The date of the Closing shall be the "Closing Date." The parties agree that the Closing may occur via delivery of facsimiles or portable document format (PDF) documents.

Conditions to Closing.

(a)   Mutual Conditions. The respective obligations of each party to consummate the purchase and issuance and sale of the Purchased Securities to be purchased and issued at the Closing shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions (any or all of which may be waived by a particular party on behalf of itself in writing, in whole or in part, to the extent permitted by applicable Law):

(i)   no statute, rule, order, decree or regulation shall have been enacted or promulgated, and no action shall have been taken, by any Governmental Authority which temporarily, preliminarily or permanently restrains, precludes, enjoins or otherwise prohibits the consummation of the transactions contemplated hereby or makes the transactions contemplated hereby illegal;

(ii)   there shall not be pending any suit, action or proceeding by any Governmental Authority seeking to restrain, preclude, enjoin or prohibit the transactions contemplated by this Agreement; and

(iii)   the Acquisition shall be expected to occur substantially concurrently with the Closing hereunder.

(b)   Conditions of the Purchasers' Obligations at the Closing. The respective obligations of each Purchaser to consummate its purchase of the Purchased Securities at the Closing shall be subject to the satisfaction (or waiver by such Purchaser) on or prior to the Closing Date of each of the following conditions:

(i)   the representations and warranties of ESAB contained in this Agreement that are qualified by materiality or Material Adverse Effect shall be true and correct as of the Closing Date as if made on and as of the Closing Date and all other representations and warranties shall be true and correct in all material respects as of the Closing Date as if made on and as of the Closing Date (except that representations and warranties made as of a specific date shall be required to be true and correct in all material respects as of such date only);

(ii)   ESAB and its Subsidiaries shall have performed and complied, in all material respects, with all of the covenants and agreements required to be performed and complied with by it hereunder on or prior to the Closing Date;

(iii)   ESAB shall have adopted and filed with the Secretary of State of the State of Delaware the Certificate of Designations in the form attached hereto as <u>Exhibit A</u> (the "<u>Certificate of Designations</u>"), and the Certificate of Designations shall have become effective as an amendment to the ESAB Charter;

(iv)   ESAB shall have delivered, or caused to be delivered, to the Purchasers, ESAB's closing deliveries described in <u>Section 2.05</u>;

(v)   On or prior to February 12, 2026, ESAB shall have furnished to each of the Purchasers evidence that the condition described in Section 2.04(c)(iv) has been satisfied;

(vi)   The Common Stock shall be listed on the New York Stock Exchange or another national securities exchange;

(vii)   The Registration Rights Agreement, in substantially the form attached hereto as <u>Exhibit B</u>, shall have been duly executed by ESAB; and

(viii)   the Purchasers shall have received a certificate of ESAB, in its name, by a duly authorized executive officer thereof, certifying the governing documents of ESAB and corporate approval of the transactions contemplated by this Agreement by the Board of Directors or its duly designated committees or officers.

(c)   <u>Conditions of ESAB's Obligations at the Closing</u>. The obligation of ESAB to consummate the sale of the Purchased Securities to be sold to each Purchaser at the Closing shall be subject to the satisfaction (or waiver by ESAB) on or prior to the Closing Date of each of the following conditions:

(i)   the representations and warranties of such Purchaser contained in this Agreement that are qualified by materiality shall be true and correct as of the Closing Date as if made on and as of the Closing Date and all other representations and warranties shall be true and correct in all material respects as of the Closing Date as if made on and as of the Closing Date (except that representations and warranties made as of a specific date shall be required to be true and correct in all material respects as of such date only);

(ii)　　such Purchaser shall have performed and complied, in all material respects, with all of the covenants and agreements required to be performed and complied with by such Purchaser on or prior to the Closing Date;

(iii)　　such Purchaser shall have delivered, or caused to be delivered, to ESAB such Purchaser's closing deliveries as described in Section 2.06 of this Agreement; and

(iv)　　the NYSE Supplemental Listing Application and supporting documentation, if any, related to the Underlying Securities filed with the NYSE by ESAB in accordance with Section 3.15 shall have been approved by the NYSE prior to February 12, 2026.

ESAB Deliveries.　At the Closing, ESAB shall deliver or cause to be delivered to each Purchaser:

(a)　　evidence of the Purchased Securities credited to book-entry accounts maintained by the transfer agent of ESAB, free and clear of any Liens, other than the transfer restrictions under applicable federal and state securities laws and other than those arising under the Certificate of Designations or the DGCL, registered in such names as such Purchaser shall have designated;

(b)　　copies of the ESAB Charter and all amendments thereto certified by the Secretary of State of the State of Delaware as of a recent date;

(c)　　a certificate of the Secretary of State of the State of Delaware, dated as of a recent date, that ESAB is in good standing in its jurisdiction of incorporation; and

(d)　　the Registration Rights Agreement in substantially the form attached hereto as Exhibit B, which shall have been duly executed by ESAB.

Purchasers' Deliveries.　At the Closing, each of the Purchasers shall (a) subject to receipt of evidence of issuance referred to in Section 2.05(a), pay to ESAB its Allocated Purchase Price as of the Closing Date, such payments to be made by wire transfers of immediately available funds on the Closing Date to an account designated by ESAB at least two (2) Business Days (or such shorter period of time as shall be agreed by all parties hereto) prior to the Closing Date and (b) deliver or cause to be delivered the Registration Rights Agreement in substantially the form attached hereto as Exhibit B, which shall have been duly executed by each Purchaser party thereto.

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Section 1.01 <u>Independent Nature of the Purchasers' Obligations and Rights</u>. The obligations of each Purchaser under any Transaction Document are several and not joint with the obligations of any other Purchaser, and no Purchaser shall be responsible in any way for the performance of the obligations of any other Purchaser under any Transaction Document. The failure or waiver of performance under any Transaction Document of any Purchaser by ESAB does not excuse performance by any other Purchaser and the waiver of performance of ESAB by any Purchaser does not excuse performance by ESAB with respect to each other Purchaser. Nothing contained herein or in any other Transaction Document, and no action taken by any Purchaser pursuant thereto, shall be deemed to constitute the Purchasers as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Purchasers are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by the Transaction Documents. Each Purchaser shall be entitled to independently protect and enforce its rights, including without limitation, the rights arising out of this Agreement or out of the other Transaction Documents, and it shall not be necessary for any other Purchaser to be joined as an additional party in any proceeding for such purpose.

Section 1.02 <u>Further Assurances</u>. From time to time after the date hereof, without further consideration, ESAB and the Purchasers shall use their commercially reasonable efforts to take, or cause to be taken, all actions necessary or appropriate to consummate the transactions contemplated by this Agreement.

<u>Use of Proceeds</u>. ESAB intends to use the proceeds from the sale of the Purchased Securities (net of the expenses related thereto) in order to fund a portion of the cash consideration payable for the Acquisition.

<u>Adjustments Prior to Initial Issue Date</u>. If, at any time following the date of this Agreement and prior to the Initial Issue Date (as such term is defined in the Certificate of Designations), any transaction or event described in Section 12 or Section 13 of the Certificate of Designations occurs, the Fixed Conversion Rates (as such term is defined in the Certificate of Designations), the Floor Price (as such term is defined in the Certificate of Designations), the Fundamental Change Conversion Rate (as such term is defined in the Certificate of Designations) and the Dividend Threshold Amount (as such term is defined in the Certificate of Designations), in the case of Section 12 of the Certificate of Designations, or the Common Stock underlying the Mandatory Convertible Preferred Stock and the Dividend Threshold Amount, in the case of Section 13 of the Certificate of Designations, shall be adjusted in a manner consistent with Section 12 or Section 13

of the Certificate of Designations, as the case may be, as if the Initial Issue Date were the date of this Agreement.

ARTICLE III
REPRESENTATIONS AND WARRANTIES AND
COVENANTS OF ESAB

ESAB represents and warrants to and covenants with each Purchaser as follows:

Section 1.03   Corporate Existence. ESAB (a) is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware; and (b) has all requisite power and authority, and has all governmental licenses, authorizations, consents and approvals necessary, to own, lease, use and operate its Properties and carry on its business as its business is now being conducted, except where the failure to obtain such licenses, authorizations, consents and approvals would not be reasonably expected to have a Material Adverse Effect. Each of ESAB's Subsidiaries has been duly incorporated or formed, as the case may be, and is validly existing and in good standing under the laws of the state or other jurisdiction of its incorporation or organization, as the case may be, and has all requisite power and authority, and has all governmental licenses, authorizations, consents and approvals necessary, to own, lease, use or operate its respective Properties and carry on its business as now being conducted, except where the failure to obtain such licenses, authorizations, consents and approvals would not be reasonably expected to have a Material Adverse Effect. None of ESAB nor any of its Subsidiaries are in default in the performance, observance or fulfillment of any provision of, in the case of ESAB, the ESAB Charter or the ESAB Bylaws or, in the case of any Subsidiary of ESAB, their respective certificate of incorporation, certificate of formation, bylaws, limited liability company agreement or other similar organizational documents. Each of ESAB and its Subsidiaries is duly qualified or licensed and in good standing as a foreign corporation, limited partnership or limited liability company, as applicable, and is authorized to do business in each jurisdiction in which the ownership or leasing of its respective Properties or the character of its respective operations makes such qualification necessary, except where the failure to obtain such qualification, license, authorization or good standing would not be reasonably expected to have a Material Adverse Effect.

Capitalization and Valid Issuance of Purchased Securities.

(a)   As of the date of this Agreement, the total number of shares of all classes of capital stock, each with a par value of $0.001 per share, which ESAB is authorized to issue is 620,000,000 shares, consisting of (i) 600,000,000 shares of Common Stock and (ii) 20,000,000 shares of Preferred Stock.

(b)   As of January 30, 2026, prior to the issuance and sale of the Purchased Securities in the Closing as contemplated hereby, the issued and outstanding corporate stock of ESAB consists of 60,723,052 shares of Common Stock issued and outstanding, and no shares of Preferred Stock issued and outstanding. As of the date of this Agreement, all outstanding shares of Common Stock have been duly authorized and validly issued in accordance with the ESAB Charter and ESAB Bylaws and are fully paid and nonassessable.

(c)   As of the date of this Agreement, other than the ESAB Corporation 2022 Omnibus Incentive Plan (the "Equity Plan"), ESAB has no equity compensation plans that contemplate the issuance of equity interests of ESAB (or securities convertible into or exchangeable for equity interests of ESAB). No indebtedness having the right to vote (or convertible into or exchangeable for securities having the right to vote) on any matters on which ESAB stockholders may vote are issued or outstanding. Except as contemplated by the Equity Plan or the ESAB Charter, there are no outstanding or authorized (i) options, warrants, preemptive rights, subscriptions, calls, rights of first refusal, or other rights, convertible or exchangeable securities or written agreements obligating ESAB to issue, transfer or sell any equity interest in ESAB or securities convertible into or exchangeable for such equity interests, (ii) obligations of ESAB or any of its Subsidiaries to repurchase, redeem or otherwise acquire any equity interests of ESAB or any such securities or agreements listed in clause (i) of this sentence or (iii) proxy agreements or voting trusts or similar agreements to which ESAB or any of its Subsidiaries is a party with respect to the voting of the equity interests of ESAB.

(d)   As of the date of this Agreement, except as would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect, (i) all of the issued and outstanding equity interests of each Subsidiary that are owned by ESAB are owned, directly or indirectly, by ESAB free and clear of any Liens (except for such restrictions as may exist under applicable Law and except for such Liens as may be imposed under the Credit Agreement, dated April 4, 2022, by and among ESAB Corporation, as the lead borrower, the other loan parties from time to time party thereto, including certain subsidiaries of the Company identified therein as guarantors, lenders party thereto, Bank of America, N.A. as administrative agent, and other parties party thereto (as amended from time to time, including by the Amendment No. 2 dated June 28,

2022, the "Credit Agreement"), and (ii) all such ownership interests have been duly authorized, validly issued and are fully paid (to the extent required in the organizational documents of such Subsidiaries, as applicable) and non-assessable.

(e)   The Purchased Securities being purchased by each of the Purchasers hereunder will be duly authorized by ESAB pursuant to the ESAB Charter and the Certificate of Designations prior to the Closing and, when issued and delivered by ESAB to such Purchaser against payment therefor in accordance with the terms of this Agreement and the terms of the Purchased Securities, will be validly issued, fully paid and non-assessable and will be free of preemptive rights or any Liens and restrictions on transfer, other than (i) restrictions on transfer under the Certificate of Designations or this Agreement and under applicable state and federal securities laws and (ii) such Liens as are created by such Purchaser or its Affiliates.

(f)   ESAB has duly authorized and reserved shares of Common Stock as required by the Certificate of Designations (with respect to the Mandatory Convertible Preferred Stock). Upon issuance and delivery by ESAB to such Purchaser in accordance with this Agreement and the terms of the Purchased Securities, the shares of Common Stock issuable upon conversion of the Mandatory Convertible Preferred Stock will be duly authorized, validly issued, fully paid and non-assessable and will be free of any preemptive rights or any Liens and restrictions on transfer, other than (i) restrictions on transfer under the Certificate of Designations (with respect to the Mandatory Convertible Preferred Stock) or this Agreement and under applicable state and federal securities laws and (ii) such Liens as are created by such Purchaser or its Affiliates.

Section 3.03   ESAB SEC Documents.

(a)   Since January 1, 2025, ESAB has filed with the SEC all forms, reports, schedules and statements required to be filed by it under the Exchange Act or the Securities Act (all such documents collectively the "ESAB SEC Documents"), except as otherwise disclosed in the ESAB SEC Documents. The ESAB SEC Documents, including, without limitation, any audited or unaudited financial statements and any notes thereto or schedules included therein (the "ESAB Financial Statements"), at the time filed (except to the extent supplemented, amended, corrected or otherwise revised by a subsequently filed ESAB SEC Document filed prior to the date hereof) (i) did not include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein (in the light of the circumstances under which they were made) not misleading, (ii) complied in all material respects with the applicable requirements of the Exchange Act and the Securities Act, as applicable, and (iii) complied as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto.

(b) The historical financial statements (including the related notes and supporting schedules) of ESAB and its Subsidiaries included or incorporated by reference in the ESAB SEC Documents comply as to form in all material respects with the requirements of Regulation S-X under the Securities Act and present fairly in all material respects the financial condition, results of operations and cash flows of the entities purported to be shown thereby, at the dates and for the periods indicated and have been prepared in conformity with GAAP applied on a consistent basis throughout the periods involved, except to the extent described therein and to the extent supplemented, amended, corrected or otherwise revised by a subsequently filed ESAB SEC Document filed prior to the date hereof.

(c) Ernst & Young LLP is an independent, registered public accounting firm with respect to ESAB and has not resigned or been dismissed as independent public accountants of ESAB as a result of or in connection with any disagreement with ESAB on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure. Except as disclosed in the ESAB SEC Documents, since the date of the most recent balance sheet of ESAB reviewed or audited by Ernst & Young LLP, ESAB has not been advised of (i) any material weakness in the design or operation of internal controls that are reasonably likely to adversely affect ESAB's ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in ESAB's internal controls over financial reporting.

Section 1.04   No Material Adverse Change. Subsequent to the respective dates as of which information is given in the ESAB SEC Documents, ESAB and its Subsidiaries have conducted their respective businesses in the ordinary course, consistent with past practice, and there has been no (a) change, event, occurrence, effect, fact, circumstance or condition that, individually or in the aggregate, has had or would be reasonably expected to have a Material Adverse Effect, (b) acquisition or disposition of any material asset by ESAB or any of its Subsidiaries or any contract or arrangement therefor, other than acquisitions or dispositions for fair value in the ordinary course of business, acquisitions or dispositions as disclosed in the ESAB SEC Documents, or (c) material change in ESAB's accounting principles, practices or methods.

Section 1.05   Litigation. Except as set forth in the ESAB SEC Documents, there is no action, suit, or proceeding pending or, to ESAB's knowledge, threatened against or affecting any of ESAB or its Subsidiaries or any of their respective officers, directors, properties or assets, which (a) questions the validity of this Agreement or the Transaction Documents or the right of ESAB to enter into this Agreement or the Transaction Documents or the right to consummate the transactions contemplated by the Transaction Documents or thereby or (b) individually or in the aggregate, would be reasonably expected to result in a Material Adverse Effect.

Section 1.06 <u>No Conflicts; Compliance with Laws</u>. The execution, delivery and performance by ESAB of the Transaction Documents and compliance by ESAB with the terms and provisions hereof and thereof, and the issuance and sale by ESAB of the Purchased Securities, does not and will not (a) assuming the accuracy of the representations and warranties of the Purchasers contained herein and their compliance with the covenants contained herein, violate any provision of any Law or permit having applicability to ESAB or any of its Subsidiaries or any of their respective Properties, (b) conflict with or result in a violation or breach of any provision of the ESAB Charter, the ESAB Bylaws or other organizational documents of ESAB or any organizational documents of any of ESAB's Subsidiaries, (c) require any consent, approval or notice under or result in a violation or breach of or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under any contract, agreement, instrument, obligation, note, bond, mortgage, license, loan or credit agreement to which ESAB or any of its Subsidiaries is a party or by which ESAB or any of its Subsidiaries or any of their respective Properties may be bound, or (d) result in or require the creation or imposition of any Lien upon or with respect to any of the Properties now owned or hereafter acquired by ESAB or any of its Subsidiaries, except in the case of clause (a), (c) and (d) where any such conflict, violation, default, breach, termination, cancellation, failure to receive consent, approval or notice, or acceleration with respect to the foregoing provisions of this <u>Section 3.06</u> would not be, individually or in the aggregate, reasonably likely to result in a Material Adverse Effect.

Section 1.07 <u>Authority, Enforceability</u>. ESAB has all necessary corporate power and authority to execute, deliver and perform its obligations under the Transaction Documents, and the execution, delivery and performance by ESAB of the Transaction Documents has been duly authorized by all necessary action on the part of ESAB. All corporate action required to be taken by ESAB for the authorization, issuance, sale and delivery of the Purchased Securities, the execution, delivery and performance of the Transaction Documents by ESAB, and the consummation of the transactions contemplated by the Transaction Documents shall have been validly taken. This Agreement has been duly and validly authorized, executed and delivered by ESAB and constitutes and, when executed and delivered by ESAB the other Transaction

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Documents will be duly and validly authorized, executed and delivered by ESAB and will constitute the legal, valid and binding obligations of ESAB, enforceable in accordance with their terms, except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer and similar laws affecting creditors' rights generally or by general principles of equity and except as the rights to indemnification may be limited by applicable law. No approval from the holders of ESAB's Common Stock is required in connection with ESAB's issuance and sale of the Purchased Securities to the Purchasers.

Section 1.08   Approvals. Except for (i) the filing of the Certificate of Designations in the office of the Secretary of State of Delaware or the filing with the SEC of a Current Report on Form 8-K, (ii) compliance with any applicable requirements of the HSR Act and any other applicable Antitrust Law, (iii) approvals required by the SEC in connection with any registration statement filed under the Registration Rights Agreement, (iv) any notices or filings required by applicable state securities laws and (v) approvals that have already been obtained, no authorization, consent, approval, waiver, license, qualification or written exemption from, nor any filing, declaration, qualification or registration with, any Governmental Authority or any other Person is required in connection with the execution, delivery or performance by ESAB of any of the Transaction Documents, other than where the failure to receive such authorization, consent, approval, waiver, license, qualification or written exemption from, or to make such filing, declaration, qualification or registration would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect.

Section 1.09   Investment Company Status. ESAB is not and, immediately after the sale of the Purchased Securities and the application of the net proceeds from such sale will not be, required to register as an "investment company" or a company controlled by an "investment company" within the meaning of the Investment Company Act of 1940, as amended.

Section 1.10   Certain Fees. Other than fees or commissions paid to the Placement Agents in connection with the transactions contemplated by this Agreement, no fees or commissions are or will be payable by ESAB to brokers, finders or investment bankers with respect to the sale of any of the Purchased Securities or the consummation of the transactions contemplated by this Agreement. ESAB agrees that it will indemnify and hold harmless each Purchaser from and against any and all claims, demands, or liabilities for broker's, finder's, placement, or other similar fees or commissions incurred by ESAB or alleged to have been incurred by ESAB in connection with the sale of the Purchased Securities or the consummation of the transactions contemplated by this Agreement.

Books and Records; Sarbanes-Oxley Compliance. Except as disclosed in the ESAB SEC Documents, since January 1, 2025, (a) ESAB has made and kept accurate books and records, and (b) there is and has been no failure on the part of ESAB or any of ESAB's directors or officers, in their capacities as such, to comply in all material respects with the provisions of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith.

Section 1.11   Listing and Maintenance Requirements. The Common Stock is listed on the NYSE, and ESAB has not received any notice of delisting that is in effect as of the date of this Agreement. ESAB will use its commercially reasonable efforts to effect and maintain the listing of the Underlying Securities on the NYSE (or another U.S. national securities exchange).

Pre-Closing Covenants of ESAB. From and after the date of this Agreement and until the Closing hereunder, ESAB will use commercially reasonable efforts to conduct its business in the ordinary course of business, preserve intact its existence and business organization and goodwill and present business relationships with all material customers, suppliers, licensors, distributors and others having significant business relationships with ESAB, to the extent such relationships are beneficial to ESAB and its business.

Section 1.12   Disclosure of Transactions. On or before 5:30 p.m., New York City time, on or before the first Business Day following the date of this Agreement, ESAB shall issue a press release or file a Current Report on Form 8-K describing the terms and conditions of the transactions contemplated by this Agreement and the Transaction Documents. Following the issuance of such press release or filing of such Form 8-K, to ESAB's knowledge, no Purchaser shall be in possession of any material non-public information concerning ESAB disclosed to the Purchasers by ESAB or its Representatives. ESAB understands and confirms that the Purchasers will rely on the foregoing representation in effecting securities transactions. Notwithstanding anything in this Agreement to the contrary, ESAB shall not publicly disclose the name of any Purchaser or any of its Affiliates or advisors, or include the name of any Purchaser or any of its Affiliates or advisors in any press release or filing with the SEC or any regulatory agency without the prior written consent of such Purchaser, except (i) as required by the federal securities law in connection with (A) any Registration Statement contemplated by the Registration Rights Agreement and (B) the filing of final Transaction Documents with the SEC or pursuant to other routine proceedings of regulatory authorities, or (ii) to the extent such disclosure is required by law, at the request of the staff of the SEC or regulatory agency or under the regulations of the NYSE.

NYSE Listing. On or prior to February 12, 2026, ESAB shall file with the NYSE a Supplemental Listing Application and supporting documentation, if any, related to the Underlying Securities. Promptly following satisfaction of the condition described in Section 2.04(c)(iv), ESAB shall furnish to each of the Purchasers evidence thereof.

Most-Favored Purchaser. ESAB has not and shall not enter into any agreement, side letter or arrangement with any other Purchaser (or any Affiliate thereof) in connection with the transactions contemplated by this Agreement that provides such Purchaser terms or rights that are more favorable to such Purchaser than the terms and rights provided to the Purchasers generally under the Transaction Documents. If ESAB grants any such more favorable term or right, ESAB shall provide written notice to the Purchasers within two Business Days and such more favorable term or right shall be deemed automatically incorporated into and apply to this Agreement for the benefit of the Purchasers on a pari passu basis, effective as of the date granted to such other Purchaser (and ESAB shall take all actions reasonably necessary to effectuate such incorporation).

Compliance with Sanctions. Neither ESAB nor any of its Subsidiaries nor, to ESAB's knowledge, any director, officer, agent, employee or Affiliate of ESAB is currently the subject of any sanctions administered or enforced by the Office of Foreign Assets Control of the U.S. Treasury Department ("OFAC") or is located, organized or resident in a country or territory that is the subject of comprehensive country-wide sanctions. ESAB will not, directly or indirectly, use the proceeds from the sale of the Purchased Securities, or lend, contribute or otherwise make available such proceeds to any Subsidiary, joint venture partner or other Person, for the purpose of financing the activities of any Person currently subject to any U.S. sanctions administered by OFAC.

Anti-Corruption. Neither ESAB nor any of its Subsidiaries nor, to the knowledge of ESAB, any director, officer, agent, employee, Affiliate or other Person acting on behalf of ESAB or any of its Subsidiaries has taken any action, directly or indirectly, that could reasonably be expected to result in a violation of the U.S. Foreign Corrupt Practices Act of 1977, as amended, or similar anti-corruption or anti-bribery laws of any jurisdiction in which ESAB or any of its Subsidiaries conducts business, or the rules or regulations thereunder. ESAB and its Subsidiaries have instituted and maintain policies and procedures reasonably designed to promote and achieve compliance with such laws.

Anti-Money Laundering. The operations of ESAB and its Subsidiaries are conducted in compliance with applicable financial recordkeeping and reporting requirements and the money laundering statutes and the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority (collectively, "Money Laundering Laws"), and no action, suit or proceeding by or before any court or Governmental Authority involving ESAB or any of its Subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of ESAB, threatened.

No General Solicitation; No Public Offering. Neither ESAB nor, to ESAB's knowledge, any Person acting on its behalf has offered or sold, or will offer or sell, the Purchased Securities by any form of general solicitation or general advertising within the meaning of Rule 502(c) of Regulation D under the Securities Act or in any manner involving a public offering within the meaning of Section 4(a)(2) of the Securities Act.

No Registration Required. Assuming the accuracy of the representations and warranties of each Purchaser contained in Article IV, the issuance and sale of the Purchased Securities pursuant to this Agreement are exempt from the registration requirements of the Securities Act. Neither ESAB nor, to ESAB's knowledge, any Person acting on its behalf has taken or will take any action that would cause the loss of such exemption.

No Integration. Neither ESAB nor any of its Affiliates has, directly or indirectly, sold, offered for sale, solicited offers to buy or otherwise negotiated in respect of, any "security" (as defined in the Securities Act) that is or will be integrated with the sale of the Purchased Securities in a manner that would require the registration of the offer or sale of the Purchased Securities under the Securities Act or that, for purposes of the rules of the NYSE, would require stockholder approval prior to the Closing of this transaction.

Shell Company Status. ESAB is not, and has never been, an issuer identified in Rule 144(i)(1) under the Securities Act.

Rule 506(d) "Bad Actor" Status. None of ESAB, any of its predecessors, any affiliated issuer, any director, executive officer, or other officer of ESAB participating in the offering, any beneficial owner of 20% or more of ESAB's outstanding voting equity securities (calculated by voting power), nor any "promoter" (as that term is defined in Rule 405 under the Securities Act) connected with ESAB in any capacity (each, a "Covered Person") is subject to any of the "bad actor" disqualifications described in Rule 506(d)(1)(i)–(viii) under the Securities Act (a "Disqualification Event"), except for a Disqualification Event covered by Rule 506(d)(2) or (d)(3). ESAB has exercised reasonable care to determine whether any Covered Person is subject to a

Disqualification Event and shall provide prompt written notice to the Purchasers of any Disqualification Event relating to any Covered Person, or any event that would, with the passage of time, become a Disqualification Event.

Taxes. Except for failures, violations, inaccuracies, omissions or proceedings that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (a) all Tax Returns required by applicable Law to be filed by or on behalf of ESAB or any of its Subsidiaries have been timely filed in accordance with all applicable Laws (after giving effect to any extensions of time in which to make such filings), and all such Tax Returns were, at the time of filing, true and complete in all material respects and (b) neither ESAB nor any of its Subsidiaries is delinquent in the payment of any material Tax.

Environmental Matters. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, ESAB and each of its Subsidiaries are in compliance with all applicable Environmental Laws, and possess and are in compliance with all applicable Environmental Permits required under such Environmental Laws to operate as they presently operate. Notwithstanding any other representations and warranties in this Agreement, the representations and warranties in this Section 3.26 are the only representations and warranties in this Agreement with respect to Environmental Laws.

Properties. ESAB and its Subsidiaries have good and marketable title in fee simple to all real property and good and marketable title to all personal property owned by them, in each case free and clear of all liens, encumbrances and defects except such as do not materially affect the value of such property and do not interfere with the use made and proposed to be made of such property by ESAB and its Subsidiaries; and any real property and buildings held under lease by ESAB and its Subsidiaries are held by them under valid, subsisting and enforceable leases with such exceptions as are not material and do not materially interfere with the use made and proposed to be made of such property and buildings by ESAB and its Subsidiaries.

Insurance. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (a) all material insurance policies of ESAB and its Subsidiaries are in full force and effect and provide insurance in such amounts and against such risks as management has determined to be prudent in accordance with industry practices and (b) neither ESAB nor any of its Subsidiaries is in breach or default, and neither ESAB nor any of its Subsidiaries has taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification of, any of such insurance policies.

Cybersecurity and Data Protection. ESAB and its Subsidiaries' information technology assets and equipment, computers, systems, networks, hardware, software, websites, applications, and databases (collectively, "IT Systems") are adequate for, and operate and perform in all material respects as required in connection with the operation of the business of ESAB and its Subsidiaries as currently conducted, free and clear of all material bugs, errors, defects, Trojan horses, time bombs, malware and other corruptants. ESAB and its Subsidiaries have implemented and maintained reasonable controls, policies, procedures, and safeguards to maintain and protect their material confidential information and the integrity, continuous operation, redundancy and security of all IT Systems and data (including all personal, personally identifiable, sensitive, confidential or regulated data ("Personal Data")) used in connection with their businesses, and there have been no breaches, violations, outages or unauthorized uses of or accesses to same, except for those that have been remedied without material cost or liability or the duty to notify any other person, nor any incidents under internal review or investigations relating to the same. ESAB and its Subsidiaries are presently in compliance in all material respects with all applicable laws or statutes and all judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal policies and contractual obligations relating to the privacy and security of IT Systems and Personal Data and to the protection of such IT Systems and Personal Data from unauthorized use, access, misappropriation or modification.

No Labor Disputes. No material labor dispute with the employees of the Company or any of its Subsidiaries, or, to the Company's knowledge, with the employees of any principal supplier of the Company, exists or, to the Company's knowledge, is threatened or imminent that is reasonably likely to materially impair the operation of the business of the Company and its Subsidiaries taken as a whole.

Solvency. As of the date hereof, (a) the fair value of the assets of ESAB and its Subsidiaries, on a consolidated basis, as applicable, is not less than the total amount required to pay the probable liability of such entity on its total existing debts and liabilities (including contingent liabilities) as they become absolute and matured; (b) ESAB and its Subsidiaries, on a consolidated basis, are able to pay their debts (contingent or otherwise) as they mature and become due; (c) ESAB and its Subsidiaries, on a consolidated basis, do not intend to incur or believe that they will incur debts or liabilities beyond their ability to pay as such debts and liabilities mature; and (d) ESAB and its Subsidiaries, on a consolidated basis, are not engaged in any business or transaction, nor do they propose to engage in any business or transaction, for which their property would constitute unreasonably small capital.

State Securities Laws. The issuance of the Purchased Securities is in compliance in all material respects with applicable state securities laws.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES AND
COVENANTS OF THE PURCHASERS

Each Purchaser, severally and not jointly, hereby represents and warrants and covenants to ESAB as follows:

Section 1.13   Existence. Such Purchaser is duly organized and validly existing and in good standing under the laws of its state of formation, with all necessary power and authority to own properties and to conduct its business as currently conducted.

Section 1.14   Authorization, Enforceability. Such Purchaser has all necessary legal power and authority to enter into, deliver and perform its obligations under this Agreement and the Transaction Documents to which such Purchaser is or will be a party. The execution, delivery and performance by such Purchaser of this Agreement and the Transaction Documents to which such Purchaser is or will be a party and the consummation by it of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary legal action, and no further consent or authorization of such Purchaser is required. This Agreement and the Transaction Documents to which such Purchaser is or will be a party have been duly and validly authorized, executed and delivered by such Purchaser and constitutes or, when executed by such Purchaser, will constitute legal, valid and binding obligations of such Purchaser enforceable in accordance with their terms; provided that, the enforceability thereof may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws relating to or affecting creditors' rights generally and by general principles of equity and except as the rights to indemnification may be limited by applicable law (regardless of whether such enforceability is considered in a proceeding in equity or at law).

Section 1.15   No Breach. The execution, delivery and performance of this Agreement and the Transaction Documents to which such Purchaser is or will be a party by such Purchaser and the consummation by such Purchaser of the transactions contemplated hereby or thereby will not (a) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, any material agreement to which such Purchaser is a party or by which such Purchaser is bound or to which any of the property or assets of such Purchaser is subject, (b) conflict with or result in any violation of the provisions of the organizational documents of such Purchaser, or (c) violate any statute, order, rule or regulation of any court or governmental agency or body having jurisdiction over such Purchaser or the property or assets of such Purchaser, except in the case of clauses (a) and (c), for such conflicts, breaches, violations or defaults as would not have a material adverse effect on the ability to consummate the transactions contemplated by this Agreement and the Transaction Documents.

Section 1.16   Certain Fees.   No fees or commissions are or will be payable by such Purchaser to brokers, finders or investment bankers with respect to the purchase of any of the Purchased Securities or the consummation of the transactions contemplated by this Agreement. Such Purchaser agrees, severally and not jointly with any other Purchaser, that it will indemnify and hold harmless ESAB from and against any and all claims, demands or liabilities for broker's, finder's, placement, or other similar fees or commissions incurred by such Purchaser or alleged to have been incurred by such Purchaser in connection with the purchase of the Purchased Securities or the consummation of the transactions contemplated by this Agreement.

Section 4.05   Unregistered Securities.

(a)   Qualified Institutional Buyer Status; Accredited Investor Status; Sophisticated Purchasers. Such Purchaser (i) is an institutional "accredited investor" within the meaning of Rule 501 under the Securities Act, (ii) is an Institutional Account as defined in FINRA Rule 4512(c) and (iii) is able to bear the risk of its investment in Purchased Securities and the Underlying Securities. Such Purchaser is a sophisticated institutional investor and has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities, including the participation of the purchase of the Purchased Securities and the Underlying Securities.

(b)   Access to Information. Such Purchaser and its Representatives have been furnished with all materials relating to the business, finances and operations of ESAB that have been requested and materials relating to the offer and sale of the Purchased Securities that have been requested by such Purchaser and its Representatives. Such Purchaser and its Representatives have been afforded the opportunity to ask questions of ESAB. Neither such inquiries nor any other due diligence investigations conducted at any time by any Purchaser and Representatives shall modify, amend or affect such Purchaser's right (i) to rely on ESAB's representations and warranties contained in Article III above or (ii) to any remedy based on, or with respect to the accuracy or inaccuracy of, or compliance with, the representations, warranties, covenants and agreements in this Agreement or any Transaction Document. Such Purchaser understands that the purchase of the Purchased Securities involves a high degree of risk. Such Purchaser has sought such accounting, legal and tax advice as it has considered necessary to make an informed investment decision with respect to its acquisition of the Purchased Securities.

(c)   Cooperation. Such Purchaser shall cooperate reasonably with ESAB to provide any information necessary for any applicable securities filings required to be made by ESAB.

(d)   Legends. Such Purchaser understands that the Purchased Securities and the Underlying Securities will bear the restrictive legend or legends substantially in the form set forth in the Certificate of Designations.

(e)   Investment Intent. Such Purchaser (i) is purchasing the Purchased Securities for its own account and not with a view to, or for distributing or reselling such Purchased Securities in violation of any securities laws, (ii) does not presently have any agreement, plan or understanding, directly or indirectly, with any Person to distribute or effect any distribution of any of the Purchased Securities or Underlying Securities to or through any Person, (iii) is not a registered broker-dealer under Section 15 of the Exchange Act or an entity engaged in a business that would require it to be so registered as a broker-dealer, (iv) has been advised and understands that none of the Purchased Securities or the Underlying Securities have been registered under the Securities Act or under the "blue sky" laws of any jurisdiction and may be resold only if registered pursuant to the provisions of the Securities Act (or if eligible, pursuant to the provisions of Rule 144 promulgated under the Securities Act or pursuant to another available exemption from the registration requirements of the Securities Act) and (v) has been advised and understands that ESAB, in issuing the Purchased Securities, is relying upon, among other things, the representations and warranties of such Purchaser contained in this Article IV in concluding that such issuance is a "private offering" and is exempt from the registration provisions of the Securities Act.

(f)   General Solicitation. Such Purchaser is not purchasing the Purchased Securities as a result of any advertisement, article, notice or other communication regarding the

Purchased Securities published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar or any other general advertisement.

(g) <u>Rule 144</u>. Such Purchaser understands that there is no public trading market for the Purchased Securities, that none is expected to develop and that the Purchased Securities must be held indefinitely unless and until the Purchased Securities or the Underlying Securities, as applicable, are registered for resale under the Securities Act or an exemption from such registration is available. Such Purchaser has been advised by its advisors of and is aware of the provisions of Rule 144 promulgated under the Securities Act.

(h) <u>Reliance by ESAB</u>. Such Purchaser understands that the Purchased Securities are being offered and sold in reliance on a transactional exemption from the registration requirements of federal and state securities laws and that ESAB is relying upon the truth and accuracy of the representations, warranties, covenants, acknowledgments and understandings of such Purchaser set forth herein in order to determine the applicability of such exemptions and the suitability of such Purchaser to acquire the Purchased Securities and the Underlying Securities.

Section 1.17 <u>No Legal, Tax or Investment Advice</u>. Such Purchaser understands that nothing in this Agreement or any other materials presented by or on behalf of ESAB to the Purchaser in connection with the offer and sale of the Purchased Securities constitutes legal, tax or investment advice. Such Purchaser has consulted such legal, tax and investment advisors as it, in its sole discretion, has deemed necessary or appropriate in connection with its purchase of the Purchased Securities. Such Purchaser understands that Evercore Group L.L.C. and J.P. Morgan Securities LLC (the "<u>Placement Agents</u>") have acted as the agents of ESAB in this placement of the Purchased Securities, and that the Placement Agents make no representation or warranty with regard to the merits of this transaction or as to the accuracy of any information such Purchaser may have received in connection therewith. Such Purchaser acknowledges that it has not relied on any information, statements or advice furnished by or on behalf of the Placement Agents concerning the Company or the Purchased Securities or the offer and sale of the Purchased Securities.

Section 1.18 <u>Short Selling</u>. Such Purchaser has not, directly or indirectly, engaged, and will not, and will use commercially reasonable efforts to cause recipients of Purchased Securities pursuant to Permitted Transfers not to, directly or indirectly, engage, in any Short Sales involving the Purchased Securities or the Underlying Securities during the period (i) beginning when such

Purchaser first began discussions with ESAB about the transaction contemplated by this Agreement and (ii) ending on the date that is ninety (90) days after the Closing Date.

Section 4.08   Lock-Up Agreement.   Subject to Section 4.07, without the prior written consent of ESAB, except in the case of a Permitted Transfer or as otherwise specifically provided in this Agreement, each Purchaser will not, during the period commencing on the date hereof and ending ninety (90) days after the date of the Closing (such period, the "Purchaser Lock-Up Period") (1) offer, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any of its Purchased Securities or (2) enter into any swap or other transaction or arrangement that transfers or that is designed to, or that might reasonably be expected to, result in the transfer to another, in whole or in part, any of the economic consequences of ownership of its Purchased Securities, whether any such transaction described in clause (1) or (2) above (any such transaction described in clauses (1) and (2), a "Transfer") is to be settled by delivery of Common Stock or such other securities, in cash or otherwise. For the avoidance of doubt, the lock-up restriction set forth in this Section 4.08 shall only apply to the Purchased Securities purchased pursuant to this Agreement.

Beneficial Ownership. Such Purchaser is acquiring its entire beneficial ownership interest in the Purchased Securities for its own account for investment purposes only and not with a view to any distribution of the Purchased Securities in any manner that would violate the securities laws of the United States or any other jurisdiction. Such Purchaser understands that the Purchased Securities have not been registered under the securities laws of the United States or any other jurisdiction and that the Purchased Securities may not be resold or transferred in the United States or otherwise except in compliance with applicable law and the restrictions on transfer set forth in the definitive documentation for the transactions contemplated by this Agreement.

Section 4.10   Placement Agents. Such Purchaser hereby acknowledges and agrees that (a) each Placement Agent is acting solely as the Company's placement agent in connection with the transactions contemplated by this Agreement and is not acting as an underwriter or in any other capacity and is not and shall not be construed as a fiduciary for such Purchaser, the Company or any other person or entity in connection with the transactions contemplated by this Agreement, (b) no Placement Agent has made or will make any representation or warranty, whether express or implied, of any kind or character and has not provided any advice or recommendation in connection with the transactions contemplated by this Agreement, (c) no Placement Agent will have any responsibility with respect to (i) any representations, warranties or agreements made by

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any person or entity under or in connection with the transactions contemplated by this Agreement or any of the documents furnished pursuant thereto or in connection therewith, or the execution, legality, validity or enforceability (with respect to any person) or any thereof, or (ii) the business, affairs, financial condition, operations, properties or prospects of, or any other matter concerning the Company, any target or acquisition company pursuant to the SPA or the transactions contemplated by this Agreement, and (d) no Placement Agent shall have any liability or obligation (including without limitation, for or with respect to any losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses or disbursements incurred by such Purchaser, the Company or any other person or entity), whether in contract, tort or otherwise, to such Purchaser, or to any person claiming through such Purchaser, in respect of the transactions contemplated by this Agreement.

ARTICLE V
INDEMNIFICATION

Section 1.19 Indemnification by ESAB. ESAB agrees to indemnify each Purchaser and

Section 1.19 its Representatives (collectively, "Purchaser Related Parties") from, and

Section 1.19 hold each of them harmless against, any and all losses, actions, suits,

Section 1.19 proceedings (including any investigations, litigation or inquiries), demands

Section 1.19 and causes of action, and, in connection therewith, and promptly upon

Section 1.19 demand, pay or reimburse each of them for all reasonable costs, losses,

Section 1.19 liabilities, damages or expenses of any kind or nature whatsoever (including

Section 1.19 the reasonable fees and disbursements of counsel and all other reasonable

Section 1.19 expenses incurred in connection with investigating, defending or preparing

Section 1.19 to defend any such matter that may be incurred by them or asserted against

Section 1.19 or involve any of them), involving a third party claim, as a result of, arising

Section 1.19   out of, or in any way related to (i) the failure of any of the representations

Section 1.19   or warranties made by ESAB contained herein to be true and correct in all

Section 1.19   material respects as of the date hereof (except with respect to any provisions

Section 1.19   including the word "material" or words of similar import, with respect to

Section 1.19   which such representations and warranties must have been true and correct)

Section 1.19   or (ii) the material breach of any covenants of ESAB contained herein,

Section 1.19   provided that, in the case of the immediately preceding clause (i), such

Section 1.19   claim for indemnification is made prior to the expiration of such

Section 1.19   representation or warranty; provided, however, that for purposes of

Section 1.19   determining when an indemnification claim has been made, the date upon

Section 1.19   which a Purchaser Related Party shall have given notice (stating in

Section 1.19   reasonable detail the basis of the claim for indemnification) to ESAB shall

Section 1.19   constitute the date upon which such claim has been made.

Indemnification by the Purchasers. Each Purchaser agrees, severally and not jointly, to indemnify ESAB and its respective Representatives (collectively, "ESAB Related Parties") from, and hold each of them harmless against, any and all losses, actions, suits, proceedings (including any investigations, litigation or inquiries), demands and causes of action, and, in connection therewith, and promptly upon demand, pay or reimburse each of them for all reasonable costs, losses, liabilities, damages or expenses of any kind or nature whatsoever (including the reasonable fees and disbursements of counsel and all other reasonable expenses incurred in connection with investigating, defending or preparing to defend any such matter that may be incurred by them or asserted against or involve any of them), involving a third party claim, as a result of, arising out of, or in any way related to (i) the failure of any of the representations or warranties made by such

Purchaser contained herein to be true and correct in all material respects as of the date hereof or (ii) the material breach of any of the covenants of such Purchaser contained herein, provided that, in the case of the immediately preceding clause (i), such claim for indemnification relating to a breach of any representation or warranty is made prior to the expiration of such representation or warranty; provided, however, that for purposes of determining when an indemnification claim has been made, the date upon which a ESAB Related Party shall have given notice (stating in reasonable detail the basis of the claim for indemnification) to such Purchaser shall constitute the date upon which such claim has been made; provided, further, that the liability of such Purchaser shall not be greater in amount than such Purchaser's Allocated Purchase Price.

Indemnification Procedure. A claim for indemnification for any matter not involving a third party claim may be asserted by notice to the party from whom indemnification is sought; provided, however, that failure to so notify the Indemnifying Party shall not preclude the Indemnified Party from any indemnification which it may claim in accordance with this Article V, except as otherwise provided in Sections 5.01 and 5.02. Promptly after any ESAB Related Party or Purchaser Related Party (hereinafter, the "Indemnified Party") has received notice of any indemnifiable claim hereunder, or the commencement of any action, suit or proceeding by a third Person, which the Indemnified Party believes in good faith is an indemnifiable claim under this Agreement, the Indemnified Party shall give the indemnitor hereunder (the "Indemnifying Party") written notice of such claim or the commencement of such action, suit or proceeding, but failure to so notify the Indemnifying Party will not relieve the Indemnifying Party from any liability it may have to such Indemnified Party hereunder except to the extent that the Indemnifying Party is materially prejudiced by such failure. Such notice shall state the nature and the basis of such claim to the extent then known. The Indemnifying Party shall have the right to defend and settle, at its own expense and by its own counsel, any such matter as long as the Indemnifying Party pursues the same diligently and in good faith. If the Indemnifying Party undertakes to defend or settle such claim, it shall promptly after such determination, and in no event later than five (5) Business Days, notify the Indemnified Party of its intention to do so, and the Indemnified Party shall cooperate with the Indemnifying Party and its counsel in all commercially reasonable respects in the defense thereof and/or the settlement thereof. Such cooperation shall include, but shall not be limited to, furnishing the Indemnifying Party with any books, records and other information reasonably requested by the Indemnifying Party and in the Indemnified Party's possession or control relevant to the claim. Such cooperation of the Indemnified Party shall be at the cost of the Indemnifying Party. After the Indemnifying Party has notified the Indemnified Party of its intention to undertake to defend or settle any such asserted liability, and for so long as the Indemnifying Party diligently pursues such defense, the Indemnifying Party shall not be liable for any additional legal expenses incurred by the Indemnified Party in connection with any defense or settlement of such asserted liability; provided, however, that the Indemnified Party shall be entitled (i) at its expense, to participate in the defense of such asserted liability and the negotiations of the settlement thereof and (ii) if (A) the Indemnifying Party has, within ten (10) Business Days of when the Indemnified Party provides written notice of a claim, failed (y) to assume the defense or settlement of such claim and employ counsel or (z) to notify the Indemnified Party of such assumption, or (B) if the defendants in any such action include both the Indemnified Party and the Indemnifying Party and counsel to the Indemnified Party shall have concluded that there may be reasonable defenses available to the Indemnified Party that are different from or in addition to those available to the Indemnifying Party or if the interests of the Indemnified Party reasonably may be deemed to conflict with the interests of the Indemnifying Party, then the Indemnified Party shall have the right to select a separate counsel and to assume such legal defense and otherwise to participate in the defense of such action, with the expenses and fees of such separate counsel and other expenses related to such participation to be reimbursed by the Indemnifying Party as incurred. Notwithstanding any other provision of this Agreement, the Indemnifying Party shall not settle any indemnified claim without the consent of the Indemnified Party, unless the settlement thereof imposes no liability or obligation on, and includes a complete release from liability of, and does not contain any admission of wrong doing by, the Indemnified Party.

Tax Treatment of Indemnification Payments. Any indemnification payments made under this Article V shall be treated for all tax purposes as an adjustment to the relevant Purchaser's Allocated Purchase Price except as otherwise required by applicable Law.

Limitations. Notwithstanding anything in this Agreement to the contrary, (a) no indemnification claims for losses pursuant to this Article 5 shall be asserted by the Purchaser Related Parties under Section 5.01 or by the ESAB Related Parties under Section 5.02 unless and until the aggregate amount of losses that would otherwise be payable under Section 5.01 or Section 5.02, as applicable, exceeds $100,000 (the "Basket Amount"), whereupon the Purchaser Related Party or ESAB Related Party, as applicable, shall be entitled to receive only amounts for losses in excess of the Basket Amount, (b) the aggregate liability of the Company for losses under Section 5.01 shall in no event exceed the aggregate purchase price received in connection with the sale of Purchased Securities under this Agreement.

Additional Limitations. Notwithstanding anything contained herein to the contrary, losses pursuant to this Article 5 shall not include punitive damages, except to the extent payable by an Indemnified Party to a third party. No party hereto shall be obligated to indemnify any other Person with respect to any representation, warranty, covenant or condition specifically waived in writing by any other party on or prior to the Closing.

ARTICLE VI
TERMINATION

Section 1.20   Termination. This Agreement may be terminated at any time:

(a)   by mutual written consent of ESAB and the Purchasers entitled to purchase a majority of the Purchased Securities as set forth on Schedule A;

(b)   by either ESAB or the Purchasers if any court of competent jurisdiction in the United States or other United States Governmental Authority shall have issued a final order, decree or ruling or taken any other final action restraining, enjoining or otherwise prohibiting the transactions contemplated hereby and such order, decree, ruling or other action is or shall have become final and nonappealable;

(c)   by ESAB, if the SPA is terminated prior to consummation of the Acquisition; and

(d)   by either ESAB or the Purchasers if the Closing shall not have been occurred on or before November 30, 2026 (the "Outside Date"); provided, that no party shall have the right to terminate this Agreement pursuant to this Section 6.01(d) if any action of such party or failure of such party to perform or comply with the covenants and agreements of such party set forth in this Agreement shall have been the cause of, or resulted in, the failure of the Closing to occur by the Outside Date and such action or failure to perform constitutes a breach of this Agreement.

Certain Effects of Termination. If this Agreement is terminated as provided in Section 6.01, except as set forth in Section 7.03, this Agreement shall become null and void and have no further force or effect, but the parties shall not be released from any liability arising from or in connection with any breach hereof occurring prior to such termination.

ARTICLE VII
MISCELLANEOUS

Section 1.21   Expenses. All costs and expenses, including, without limitation, fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this

Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses, whether or not the Closing shall have occurred.

Section 1.22   Interpretation.   Article, Section, Schedule and Exhibit references in this Agreement are references to the corresponding Article, Section, Schedule or Exhibit to this Agreement, unless otherwise specified. All Exhibits and Schedules to this Agreement are hereby incorporated and made a part hereof as if set forth in full herein and are an integral part of this Agreement. All references to instruments, documents, contracts and agreements are references to such instruments, documents, contracts and agreements as the same may be amended, supplemented and otherwise modified from time to time, unless otherwise specified. The word "including" shall mean "including but not limited to" and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it.   Whenever ESAB has an obligation under the Transaction Documents, the expense of complying with that obligation shall be an expense of ESAB unless otherwise specified. Any reference in this Agreement to $ shall mean U.S. dollars. Whenever any determination, consent or approval is to be made or given by any Purchaser, such action shall be in such Purchaser's sole discretion, unless otherwise specified in this Agreement. If any provision in the Transaction Documents is held to be illegal, invalid, not binding or unenforceable, (i) such provision shall be fully severable and the Transaction Documents shall be construed and enforced as if such illegal, invalid, not binding or unenforceable provision had never comprised a part of the Transaction Documents, and the remaining provisions shall remain in full force and effect and (ii) the parties hereto shall negotiate in good faith to modify the Transaction Documents so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to the Transaction Documents, the date that is the reference date in calculating such period shall be excluded. If the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day. Any words imparting the singular number only shall include the plural and vice versa. The words such as "herein," "hereinafter," "hereof" and "hereunder" refer to this Agreement as a whole and not merely to a subdivision in which such words appear unless the context otherwise requires. The provision of a Table of Contents, the division of this Agreement into Articles, Sections and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect or be utilized in construing or interpreting this Agreement.

Public Statements or Releases.   Except as set forth in Section 3.14, ESAB shall not make any public announcement with respect to the existence or terms of this Agreement or the transactions provided for herein without the prior consent of the Purchasers acquiring a majority of the Purchased Securities.   Notwithstanding the foregoing, and subject to compliance with Section 3.14, nothing in this Section 7.03 shall prevent any party from making any public announcement it considers necessary in order to satisfy its obligations under the law, including applicable securities laws, or under the rules of any national securities exchange or securities market, in which case ESAB shall allow the Purchasers reasonable time to comment on such release or announcement in advance of such issuance, and ESAB will consider in good faith any Purchaser's comments. ESAB shall not include the name of any Purchaser in any press release or public announcement (which, for the avoidance of doubt, shall not include any filing with the SEC if so required by the applicable rules of the SEC) without the prior written consent of the Purchaser, except as otherwise required by law or the applicable rules or regulations of any securities exchange or securities market, in which case ESAB shall allow the Purchasers, to the extent reasonably practicable in the circumstances, reasonable time to comment on such release or announcement in advance of such issuance. Notwithstanding anything to the contrary in this Section 7.03, Purchaser review shall not be required for ESAB disclosures that are substantially consistent with prior ESAB disclosures.

Section 1.23   Survival of Provisions.   The representations and warranties set forth in Sections 3.02(e), 3.02(f), 3.07, 3.08, 3.10, 4.02, 4.04 and 4.05 hereunder shall survive the execution and delivery of this Agreement indefinitely, and the other representations and warranties set forth herein shall survive for a period of twelve (12) months following the final Closing Date regardless of any investigation made by or on behalf of ESAB or the Purchasers.   The covenants made in this Agreement or any other Transaction Document shall survive the final Closing and remain operative and in full force and effect regardless of acceptance of any of the Purchased Securities and payment therefor and repayment, conversion or repurchase thereof.   Regardless of any purported general termination of this Agreement, the provisions of Article V and all indemnification rights and obligations of ESAB and the Purchasers thereunder, Section 6.02 and this Article VII shall remain operative and in full force and effect as between ESAB and the Purchasers, unless ESAB and the Purchasers execute a writing that expressly (with specific references to the applicable Section or subsection of this Agreement) terminates such rights and obligations as between ESAB and the Purchasers.

Section 7.05   No Waiver; Modifications in Writing.

(a)		Delay. No failure or delay on the part of any party in exercising any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power or remedy preclude any other or further exercise thereof or the exercise of any other right, power or remedy. The remedies provided for herein are cumulative and are not exclusive of any remedies that may be available to a party at law or in equity or otherwise.

(b)		Specific Waiver. Except as otherwise provided herein, no amendment, waiver, consent, modification or termination of any provision of this Agreement or any other Transaction Document shall be effective unless signed by each of the parties hereto or thereto affected by such amendment, waiver, consent, modification or termination. Any amendment, supplement or modification of or to any provision of this Agreement or any other Transaction Document, any waiver of any provision of this Agreement or any other Transaction Document and any consent to any departure by ESAB from the terms of any provision of this Agreement or any other Transaction Document shall be effective only in the specific instance and for the specific purpose for which made or given. Except where notice is specifically required by this Agreement, no notice to or demand on ESAB in any case shall entitle ESAB to any other or further notice or demand in similar or other circumstances. Any investigation by or on behalf of any party shall not be deemed to constitute a waiver by the party taking such action of compliance with any representation, warranty, covenant or agreement contained herein.

Binding Effect; Assignment.

(a)		Binding Effect. This Agreement shall be binding upon ESAB, each Purchaser and their respective successors and permitted assigns. Except as expressly provided in this Agreement, this Agreement shall not be construed so as to confer any right or benefit upon any Person other than the parties to this Agreement and their respective successors and permitted assigns; provided that, the representations and warranties of ESAB in Article III and the representations and warranties of the Purchasers in Article IV may be relied upon by the Placement Agents, in their capacity as placement agents for the offering and sale of the Purchased Securities, as third party beneficiaries thereof.

(b)		Assignment of Rights. Except in the case of a Permitted Transfer or as otherwise specifically provided in this Agreement, without the written consent of ESAB, no portion of the rights and obligations of any Purchaser under this Agreement may be assigned or transferred by such Purchaser. No portion of the rights and obligations of ESAB under this Agreement may be transferred or assigned without the prior written consent of the Purchasers.

Section 1.24 Notice. All notices and demands provided for hereunder shall be (i) in writing and shall be given by registered or certified mail, return receipt requested, air courier guaranteeing overnight delivery or personal delivery, and (ii) via e-mail, to the following addresses:

        (a)   If to the Purchasers:

At such address indicated on Schedule A attached hereto.

        (b)   If to ESAB:

ESAB Corporation
909 Rose Avenue, 8th Floor
North Bethesda, Maryland 20852
Attention: Curtis Jewell, General Counsel
E-mail: []

with a copy (which shall not constitute notice) to:

Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, NY 10166
Attention: Andrew Fabens
Facsimile: (212) 351-5237
E-mail: AFabens@gibsondunn.com

or to such other address as ESAB or such Purchaser may designate in writing. All notices and communications shall be deemed to have been duly given: at the time delivered by hand, if personally delivered; upon actual receipt if sent by certified or registered mail, return receipt requested, or regular mail, if mailed; upon actual receipt if sent by overnight courier copy; when receipt is acknowledged, if sent via facsimile or e-mail; and upon actual receipt when delivered to an air courier guaranteeing overnight delivery.

Rule 144; Removal of Legend.

        (a)   The Company agrees, that until the one year anniversary of the Closing, it shall file the reports required to be filed by it under the Securities Act and the Exchange Act and the rules and regulations adopted by the SEC thereunder (or, if the Company is not required to file such reports, it will, upon the request of any Purchaser, make publicly available such necessary information for so long as necessary to permit sales that would otherwise be permitted by this Agreement pursuant to Rule 144, as such rules may be amended from time to time or any similar rule or regulation hereafter adopted by the SEC), and it will take such further action as any Purchaser may reasonably request, all to the extent required from time to time to enable such Holder to sell Registrable Securities without registration under the Securities Act in transactions that would otherwise be permitted by this Agreement and within the limitation of the exemptions provided by Rule 144, as such rule may be amended from time to time. Upon the request of any Purchaser, the Company will deliver to such Purchaser a written statement as to whether it has complied with such requirements and, if not, the specifics thereof.

(b)   The legend or legends described in Section 4.05(d) may be removed from the certificates evidencing the Purchased Securities upon the terms and subject to the conditions provided for in the Certificate of Designations. In connection with the removal of such legend or legends, each Purchaser shall submit to ESAB such certificates, opinions of counsel to the effect that such legend is no longer required under the Securities Act or applicable state laws, as the case may be, and other documents as ESAB or the transfer agent may reasonably request, in each case, as required in the Certificate of Designations. ESAB shall cooperate with, and coordinate with its transfer agent to have the transfer agent cooperate with, reasonable requests of a Purchaser to effect the removal of such legend or legends in accordance with the terms of the Certificate of Designations.

Section 1.25   Entire Agreement. This Agreement, the other Transaction Documents and the other agreements and documents referred to herein are intended by the parties as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein and therein. There are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein or the other Transaction Documents with respect to the rights granted by ESAB or any of its Affiliates or the Purchasers or any of their Affiliates set forth herein or therein. This Agreement, the other Transaction Documents and the other agreements and documents referred to herein or therein supersede all prior agreements and understandings between the parties with respect to such subject matter.

Section 1.26   Governing Law; Submission to Jurisdiction. This Agreement, and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement), will be construed in accordance with and governed by the laws of the State of New York without regard to principles of conflicts of laws. Any action against any party relating to the foregoing shall be brought in any federal or state court of competent jurisdiction located within the State of New York, and the parties hereto hereby irrevocably submit to the non-exclusive jurisdiction of any federal or state court located within the State of New York over any such action. The parties hereby irrevocably waive, to the fullest extent permitted by applicable Law, any objection which they may now or hereafter have to the laying of venue of any such dispute brought in such court or any defense of inconvenient forum for the maintenance of such dispute. Each of the parties hereto agrees that a judgment in any such dispute may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

Section 1.27   Waiver of Jury Trial. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY WAIVES, AND AGREES TO CAUSE ITS AFFILIATES TO WAIVE, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION OR CAUSE OF ACTION (i) ARISING UNDER THIS AGREEMENT OR (ii) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO IN RESPECT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS RELATED HERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY OR OTHERWISE. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES TO THIS AGREEMENT MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

Section 1.28   Execution in Counterparts. This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which counterparts, when so executed and delivered, shall be deemed to be an original and all of which counterparts, taken together, shall constitute but one and the same Agreement. A signed copy of this Agreement delivered by facsimile, portable document format (PDF) or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement; provided, however, that each party hereto shall deliver an original signed copy of this

Agreement executed by such party to any other party hereto promptly upon the request of any such other party.

Section 1.29 <u>Certain Tax Matters</u>. ESAB shall pay any and all documentary, stamp or similar issue or transfer tax due on (x) the issue of the Purchased Securities and (y) the issue of shares of Common Stock upon conversion of the Purchased Securities.

[Remainder of Page Left Intentionally Blank]

IN WITNESS WHEREOF, the parties hereto execute this Agreement, effective as of the date first above written.

ESAB CORPORATION

By: /s/ Kevin J. Johnson
Name: Kevin J. Johnson
Title: Chief Financial Officer

IN WITNESS WHEREOF, the parties hereto execute this Agreement, effective as of the date first above written.

By:_____/s/ Mitchell P. Rales_____
Name: Mitchell P. Rales

OTHER SIGNATORIES OMITTED

FORM OF CERTIFICATE OF DESIGNATIONS FOR
SERIES A MANDATORY CONVERTIBLE PREFERRED STOCK

<u>EXHIBIT B</u>

FORM OF REGISTRATION RIGHTS AGREEMENT